SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF MAY 2007

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2007

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

PSi TECHNOLOGIES REPORTS FIRST QUARTER 2007 RESULTS

Manila, Philippines — May 8, 2007 — PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2007:

First Quarter Financial Results

We achieved sales revenue in the first quarter of 2007 of $ 24.7 million, representing an increase of 11.6% over the $ 22.1 million in sales revenue during the first quarter of 2006. Excluding the $2.2 million in sales revenue that our now-closed China operations contributed to the total sales revenue from the first quarter of 2006, revenues from our Philippine operations alone have therefore grown by 24.2% over the corresponding period in 2006.

Our first quarter 2007 sales have been relatively stable from the prior period with sales revenue of $ 24.7 million, compared to $24.9 million during the fourth quarter of 2006.

In terms of sales, our top five customers in the first quarter of 2007 (in alphabetical order) were Infineon Technologies, NXP Semiconductors (formerly Philips Semiconductor), ON Semiconductors, Power Integrations, and ST Microelectronics. Going forward, PSi expects to continue to focus on developing strategic partnerships with new customers and in particular for our new package family of Power QFN.

PSi continued to be confronted with appreciation of currency and increase in copper prices in the first quarter of 2007. During the most recent quarter, these factors had a negative impact on our gross profit. Comparing the first quarters of 2006 and 2007, we have experienced a shift in the Philippine Peso value vis-à-vis the U.S. dollar from Php 51.88 to Php 48.57 (7% appreciation). The copper price has risen from $ 4.10/kg in the first quarter of 2006 to $ 7.40/kg (80% increase) in the first quarter of 2007. We have offset these increases in part through continued focus on cost reduction, efficiency and productivity improvement programs.

In spite of these additional external factors impacting our profit margins, our EBITDA for the first quarter of 2007 remained stable compared to the first quarter of 2006, at $ 2.6 million, although this represented a decrease from $ 3.2 million in the fourth quarter of 2006. Additionally, our gross margin decreased from 6.4% in the first quarter of 2006 to 5.4% in the first quarter of 2007, while our operating margins improved from negative 3.6% to a negative 3.5% in the same periods.

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

Net other expenses improved to $ 0.9 million in the first quarter of 2007 from $1.5 million in the previous quarter, representing an overall $ 0.6 million reduction due, in part, to a one time non-recurring expense during the fourth quarter of 2006. Of the $ 0.9 million of net other expenses in the first quarter of 2007, $ 0.6 million was cost arising from the outstanding Exchangeable Notes, and $ 0.3 million was in relation to interest and bank charges arising from our outstanding short term loans and trust receipts payable.

The reduction in net loss from $ 2.6 million in the first quarter of 2006 to $ 1.8 million in the first quarter of 2007 also reflected a further reduction from $ 2 million in the previous quarter.

Balance Sheet Highlights

We have reduced our current liabilities by $ 1.4 million from $ 36 million as of December 31, 2006 to $ 34.6 million as of March 31, 2007. This reduction, in addition to other expenditures, contributed to a reduction in our cash level by $ 2.3 million.

New acquisitions in property, plant and equipment totaled $ 1 million during the first quarter of 2007 mostly related to the purchase of machinery and equipment to improve capacity bottlenecks and accommodate new business.

The long-term liability account of $ 4.8 million includes the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

As of March 31, 2007, tangible book value was $ 1.52 per share based on 13,289,525 issued and outstanding common shares.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “While we continue to be focused on our business performance, particularly with respect to sales growth, ongoing improvement in cost management and overall levels of service quality, we do remain cautious with respect to the market environment during the second quarter and early third quarter of 2007.”

“Our view towards the remainder of the year does remain positive, however,” added Young. “We expect a return to growth through the third and fourth quarters of this year, leading to improved overall financial results.”

On building the future, Gordon J. Stevenson, EVP and COO remarked, “ I am pleased to announce that we have appointed Mr. Thomas Moerheim to be the Chief Technology Officer of PSi Technologies. Along with his extensive experience in managing technology, package development and package reliability in his previous assignment at Philips Semiconductor, Thomas will lend his invaluable expertise to build upon organization competencies, especially in emerging power semiconductor packages such as Power QFN and other technology applications.”

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products.

For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Francis Suarez (63 2) 838 4872 fhsuarez@psitechnologies.com.ph	At Financial Relations Board: Lasse Glassen (310) 854 8313 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended
	31-Mar-07	31-Dec-06	31-Mar-06
	Unaudited	Unaudited	Unaudited
REVENUES	$24,678,665	$24,859,222	$22,129,046
COST OF SALES	20,069,895	19,520,467	17,389,345
DEPRECIATION	3,296,075	3,754,430	3,324,088

GROSS PROFIT (LOSS)	1,312,695	1,584,325	1,415,612

OPERATING EXPENSES
Research and development	251,799	303,891	220,644
Stock compensation cost	29,227	26,227	59,988
Administrative expenses	1,648,005	1,629,519	1,766,276
Marketing expenses	229,475	165,444	164,977

Total Operating Expenses	2,158,506	2,125,081	2,211,885

LOSS FROM OPERATIONS	(845,811)	(540,756)	(796,273)

Interest and bank charges-net	(252,664)	(258,093)	(288,347)
Foreign exchange gains(losses)-net	(133,033)	(235,797)	(216,159)
Lease income	41,370	28,920	28,830
Exchangeable Note interest and financing charge	(616,929)	(634,615)	(561,632)
Loss on discontinued operation and special charges		(42,442)	(757,753)
Miscellaneous	12,263	(321,852)	7,750

Net Other Expense	(948,993)	(1,463,879)	(1,787,310)

LOSS BEFORE INCOME TAX AND MINORITY	(1,794,804)	(2,004,635)	(2,583,583)

PROVISION FOR INCOME TAX		16,969	—
NET LOSS	$(1,794,804)	$(2,021,604)	$(2,583,583)

EBITDA	$2,558,649	$3,180,742	$2,568,202

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.14)	(0.15)	(0.19)

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Mar-07	31-Dec-06
	Unaudited	Unaudited
ASSETS
Current Assets
Cash	$1,069,986	$3,340,562
Accounts receivable-net	14,999,142	14,472,218
Inventories-net	6,290,776	5,606,167
Other current assets-net	1,162,947	579,787

Total Current Assets	23,522,851	23,998,734

Noncurrent Assets
Property, plant and equipment-net	35,705,992	38,169,751
Other noncurrent assets-net	1,430,949	1,190,724

Total Noncurrent Assets	37,136,941	39,360,475

	60,659,792	63,359,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$22,683,494	$22,898,859
Accounts payable CAPEX	493,993	2,563,229
Loans Payable	10,920,000	10,524,743
Trust receipts payable	515,405	—

Total Current Liabilities	34,612,892	35,986,831

Noncurrent Liabilities
Exchangeable Note	4,773,176	4,541,506
Accrued retirement benefit cost	1,083,173	874,743

Total Noncurrent Liabilities	5,856,349	5,416,249

Stockhoders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,572,721	79,543,495
Other comprehensive loss	—	—
Deficit	(59,972,988)	(58,178,184)

Total Stockholders’ Equity	20,190,551	21,956,129

	60,659,792	63,359,209

PSi Technologies Holdings, Inc.

First Quarter 2007 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Three Months Ended March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,794,804)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,417,329
Stock compensation costs	29,227
Amortization of debt issuance costs and discount	236,430
Accretion of interest receivable from sale of land, building and improvements	(24,380)
Accretion of interest receivable from Manila Electric Company	(7,268)
Provision for pension expense	166,555
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(495,276)
Inventories	(684,608)
Other current assets	(583,160)
Decrease in trade and other payables	(2,736,719)

Net cash provided by (used in) operating activities	(2,476,675)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(459,578)
Decrease (increase) in other noncurrent assets	(244,985)

Net cash used in investing activities	(704,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	515,405
Net proceeds from (payments of) loans payable	395,257
Net cash provided by financing activities	910,662
NET INCREASE (DECREASE) IN CASH	(2,270,576)
CASH AT BEGINNING OF YEAR	3,340,562

CASH AT END OF YEAR	1,069,986

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND
FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	493,993